September 22, 2014

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tai Shan Communications, Inc.

Registration Statement on Form S-1

File Number 333-168735

Ladies and Gentlemen::

On behalf of Tai Shan Communications, Inc. (the “Company”) and pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, we respectfully withdraw above-referenced registration statement upon filing of this letter. The Company has decided that the public offering as contemplated by the registration statement is not in the best interests of the Company. The Company recognizes that all filing fees associated with the registration statement will be forfeited. The Company also represents that no securities were sold in connection with the offering contemplated by the registration statement.

If you have any comments or questions, please contact Bradley A. Haneberg, our counsel at Haneberg, PLC, who can be reached by phone at (804) 814-2209.

Very truly yours,

Tai Shan Communications, Inc.

/s/ Gary Wang
Gary Wang
Chairman and Chief Executive Officer